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FORM 12b-25	SEC FILE NUMBER
0001416172

CUSIP NUMBER
NOTIFICATION OF LATE FILING	65342G104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NEXEON MEDSYSTEMS INC
Full Name of Registrant

Former Name if Applicable

1910 Pacific Avenue, Suite 20000
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NEXEON MEDSYSTEMS INC (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2017 within the prescribed period. The compilation, dissemination and review of the financial information required to be presented in the Form 10-K has imposed time constraints on the Company’s management that have rendered timely filing of the Form 10-K impractical without undue hardship and expense to the Company. At this time, the Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Christopher Miller	(844)	919-9990
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Anticipated changes in results of operations for the year ended December 31, 2017 from the prior year ended December 31, 2016 are due to the following acquisitions by the Company:

On September 1, 2017 (the “Acquisition Date”), Nexeon MedSystems Inc, a Nevada corporation, (the “Company”), through its wholly-owned subsidiary Nexeon Medsystems Europe, SARL, a Luxembourg private limited liability company (“Nexeon Europe”), completed the acquisition of Nexeon Medsystems Belgium SPRL, a company incorporated under the laws of Belgium, (“NMB”) pursuant to the Acquisition Agreement entered into on January 10, 2017, between Rosellini Scientific, LLC (“RS”), a Texas limited liability company controlled by our Chief Executive Officer, William Rosellini, and Nexeon Europe (the “Acquisition”). RS was the sole shareholder of NMB owning 107,154 shares (the “Shares”). Due to RS controlling both the Company and NMB, the acquisition has been recorded as a combination of entities under common control and the results of NMB for the years ended December 31, 2017 and 2016 are reported retrospectively on a consolidated basis in the Company’s financial statements.

Included in the acquisition of NMB, are its wholly-owned subsidiaries, Medi-Line, S.A (“Medi-Line”) and its holding company INGEST, SPRL (“INGEST”). Medi-Line provides the medical device manufacturing expertise and experience needed to scale our business. Medi-Line is a leading global source of innovative medical device solutions with existing customers that include Fortune 50 companies, neurostimulator companies, and the Company. The acquisition of Medi-Line and INGEST was accounted for using the acquisition method and, accordingly, the results of operations of INGEST and Medi-Line will be reported in the Company's financial statements beginning on August 30, 2017, the date of acquisition.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary from any estimates,

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NEXEON MEDSYSTEMS INC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2018	By:	/s/ Christopher Miller
Chief Financial Officer

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